

Fitch Ratings, Inc.

2018 Form NRSRO Annual Certification

Exhibit 9.   Chief Compliance Officer

Eileen A. Fahey is the Acting Chief Compliance Officer of Fitch Ratings, Inc. Ms. Fahey is employed full time by Fitch Ratings, Inc.

Employment History:

- *Fitch Ratings Inc.*
    - Chief Risk Officer (June 2017 – Current)
    - Regional Credit Officer, Americas (February 2010 – June 2017)
    - Group Credit Officer,Global Insurance and REITs (April 2009 – February 2010)
    - Managing Director, Financial Institutions (September 2004 – April 2009)
    - Senior Director (April 1998 – September 2004)

- *Comptroller of the Currency* (1979 – 1998)

Education:

- *Chartered Financial Analyst since 2004*
- *Member Chicago Society of Investment Analysts*
- *B.A. Business and Economics*
- *St Mary's College, Notre Dame, Indiana*
- *Continuing Education in many courses on risk management, trading, VAR systems, pricing of derivatives*